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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13D


Name of Issuer                                   Image Sensing Systems, Inc
Title of Class of Securities                       Common Stock, Warrants
CUSIP Number                                            452 44C 104
Name, Address and Telephone                           Michael Scheller
Number of Person Authorized to                     C/o JAMMS Associates
Receive Notices and                                     PO Box 20892
Communications                                    Lehigh Valley, PA 18002
                                                       (610) 317-8550
Date of Event which Requires Filing                       12/6/99
of this Statement


                               JAMMS Associates
                                 PO Box 20892
                            Lehigh Valley, PA 18002
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CUSIP No. 452 44C 104

1.   Name of Reporting Person                                Michael Scheller
2.   Check the appropriate box if a member of a group*       (a) X
                                                             (b)
3.   SEC USE ONLY
4.   Source of Funds                                         PF
5.   Check Box if Disclosure of Legal Proceedings is
     required pursuant to items 2(d) or 2(e)
6.   Citizenship or Place of Organization                    USA
7.   Sole Voting Power                                       243,000
8.   Shared Voting Power
9.   Sole Dispositive Power
10.  Shared Dispositive Power
11.  Aggregate Amount Beneficially Owned by each
     Reporting Person                                        243,000
12.  Check Box if the Aggregate Amount in Row (11)
     Excludes certain Shares*
13.  Percent of Class Represented by amount in Row (11)      100%  x (243,000 /
                                                             2,479,200) = 9.8%
14.  Type of Reporting Person                                IN PN



                                JAMMS Associates
                                  PO Box 20892
                              Lehigh Valley, PA 18002
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Item 1           Common, Warrants
Item 2           Michael Scheller
                 C/o JAMMS Associates
                 PO Box 20892
                 Lehigh Valley, PA 18002
Item 3           12/6/99 20,000 $4.00
Item 4           Investment
Item 5           9.8%
Item 6           N/A
Item 7           None


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 12/27/99                              Signature Michael Scheller
                                            Name  Michael Scheller




                                JAMMS Associates
                                  PO Box 20892
                             Lehigh Valley, PA 18002